2000/2001

                                                                  File No. 69-78
                                                                           -----
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   FORM U-3A-2

              Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility
                           Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

             ALLETE (legally incorporated as MINNESOTA POWER, INC.)
             ------------------------------------------------------
                                (Name of company)

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                                                    State / Province
Name                                                of Organization      Location              Nature of Business
--------------------------------------------------------------------------------------------------------------------------
ALLETE (legally incorporated as Minnesota           Minnesota            Duluth, MN            Multi-Services Company
   Power, Inc.) <F1>

Superior Water, Light and Power                     Wisconsin            Superior, WI          Electric, Gas and Water
   Company <F2>                                                                                  Utility

Energy Land, Incorporated <F2>                      Wisconsin            Duluth, MN            Inactive

MP Investments, Inc. <F2>                           Delaware             Duluth, MN            Investments

RendField Land Company, Inc. <F2>                   Minnesota            Duluth, MN            Land Holding

UtilEquip, Incorporated <F3>                        Minnesota            Duluth, MN            Inactive

Lakeview Financial Corporation I <F2><F4>           Minnesota            Duluth, MN            Financial Services

Lakeview Financial Corporation II <F2>              Minnesota            Duluth, MN            Inactive

ALLETE Capital I <F1><F2>                           Minnesota            Duluth, MN            Trust

PCUC Acquisition Sub, Inc. <F2>                     Minnesota            Duluth, MN            Inactive

Split Rock Energy LLC <F5>                          Minnesota            Elk River, MN         Power Marketing

Minnesota Power Enterprises, Inc. <F2>              Minnesota            Duluth, MN            Product and Marketing
                                                                                                 Coordination

BNI Coal, Ltd. <F6>                                 North Dakota         Bismarck, ND          Coal Mining

MP Affiliate Resources, Inc. <F6>                   Minnesota            Duluth, MN            Administrative Operations

Minnesota Power Telecom, Inc. <F6>                  Minnesota            Duluth, MN            Telecommunications

Rainy River Energy Corporation <F6>                 Minnesota            Duluth, MN            Power Marketing

Synertec, Incorporated <F6><F7>                     Minnesota            Duluth, MN            Contract Services


                                       -1-


                                                    State / Province
Name                                                of Organization      Location              Nature of Business
--------------------------------------------------------------------------------------------------------------------------
Upper Minnesota Properties, Inc. <F6>               Minnesota            Duluth, MN            Affordable Housing Projects
                                                                                                 and Economic Development

Upper Minnesota Properties-Meadowlands,             Minnesota            Duluth, MN            Affordable Housing Project
   Inc. <F8><F9>

Upper Minnesota Properties-Irving, Inc. <F8>        Minnesota            Duluth, MN            Affordable Housing Project

Upper Minnesota Properties-Development,             Minnesota            Duluth, MN            Economic Development
   Inc. <F8><F10>

Minnesota Power Services Group, Inc. <F6>           Minnesota            Duluth, MN            Product Development

Electric Outlet, Inc. <F6>                          Minnesota            Duluth, MN            Retailer

ALLETE Water Services, Inc. <F1><F2>                Minnesota            Orlando, FL           Water and Wastewater

Heater Utilities, Inc. <F11><F12>                   South Carolina       Cary, NC              Water and Wastewater
                                                                                                 Treatment Utility

LaGrange Waterworks Corporation <F13>               North Carolina       Fayetteville, NC      Water Utility

Brookwood Water Corporation <F13>                   North Carolina       Fayetteville, NC      Water Utility

Florida Water Services Corporation <F11>            Florida              Orlando, FL           Water and Wastewater
                                                                                                 Treatment Utility

Florida Gas Services Corporation <F11>              Florida              Orlando, FL           Inactive

U.S. Maintenance and Management                     Florida              Orlando, FL           Full Maintenance Services
   Services Corporation <F11>

Vibration Correction Services, Inc. <F11>           Minnesota            Duluth, MN            Predictive Maintenance
                                                                                                 Services

Americas' Water Services Corporation <F11>          Florida              Chicago, IL           Contract Operations
                                                                                                 Services

Florida Water Consumer Products Corporation <F11>   Florida              Orlando, FL           Inactive

Instrumentation Services, Inc. <F11>                Florida              Orlando, FL           Predictive Maintenance
                                                                                                 Services

Predictive Maintenance and Operational              North Carolina       Orlando, FL           Inactive
   Services, Inc. <F14>

Georgia Water Services Corporation <F11><F15>       Georgia              Atlanta, GA           Wastewater Treatment Utility

Tennessee Water Services                            Tennessee            Nashville, TN         Inactive
   Corporation <F11><F16>

ALLETE Properties, Inc. <F1><F2><F17>               Minnesota            Lehigh Acres, FL      Real Estate

Cape Coral Holdings, Inc. <F18>                     Florida              Cape Coral, FL        Subdivider, Developer

Cape Properties, Inc. <F18>                         Florida              Cape Coral, FL        Inactive

Marina Resources, Inc. <F18>                        Florida              Cape Coral, FL        Marina Operations

                                      -2-

                                                    State / Province
Name                                                of Organization      Location              Nature of Business
--------------------------------------------------------------------------------------------------------------------------
Lehigh Acquisition Corporation <F17><F18>           Delaware             Lehigh Acres, FL      Real Estate

Interlachen Lakes Estates, Inc. <F19>               Florida              Interlachen, FL       Real Estate

Sundowner Properties, Inc. <F19>                    Pennsylvania         Williston, FL         Real Estate

SRC of Florida, Inc. <F19>                          Florida              Lehigh Acres, FL      Real Estate

Florida Landmark Communities, Inc. <F19><F20>       Florida              Lehigh Acres, FL      Subdivider, Developer

Lehigh Corporation <F20><F21>                       Florida              Lehigh Acres, FL      Inactive

Lehigh Land & Investment, Inc. <F21>                Florida              Lehigh Acres, FL      Inactive

Cliffside Properties, Inc. <F21>                    California           Lehigh Acres, FL      Inactive

Palm Coast Holdings, Inc. <F20><F21>                Florida              Palm Coast, FL        Inactive

Sugarmill Woods Communities, Inc. <F20><F21>        Florida              Homosassa, FL         Inactive

Enterprise Lehigh, Inc. <F21>                       Florida              Lehigh Acres, FL      Real Estate

ALLETE Automotive Services, Inc. <F1><F2><F22>      Minnesota            Duluth, MN            Automotive Services

AutoVIN, Inc. <F22><F23>                            Indiana              Roswell, GA           Field Information Services

ADESA Corporation <F23><F24><F25>                   Indiana              Indianapolis, IN      Vehicle Redistribution -
                                                                                                 Corporate Operation

ADESA Arkansas, Inc. <F26><F27>                     Arkansas             N. Little Rock, AR    Vehicle Auction

ADESA Ark-La-Tex, Inc. <F26><F28>                   Louisiana            Shreveport, LA        Vehicle Auction

ADESA Atlanta, LLC <F26><F29>                       New Jersey           Newnan, GA            Vehicle Auction

ADESA Birmingham, Inc. <F26>                        Alabama              Moody, AL             Vehicle Auction

ADESA California, Inc. <F26>                        California           Sacramento, CA        Vehicle Auction

ADESA Charlotte, Inc. <F26>                         North Carolina       Charlotte, NC         Vehicle Auction

ADESA Colorado, Inc. <F26><F30>                     Colorado             Fountain, CO          Vehicle Auction

ADESA Des Moines, Inc. <F26>                        Iowa                 Des Moines, IA        Vehicle Auction

ADESA Houston, Inc. <F26>                           Texas                Houston, TX           Vehicle Auction

ADESA Illinois, Inc. <F26><F31>                     Illinois             Indianapolis, IN      Inactive

ADESA Importation Services, Inc. <F26><F32>         Michigan             Flint, MI             Registered Importer

ADESA Lansing, Inc. <F26>                           Michigan             Dimondale, MI         Vehicle Auction

ADESA Lexington, Inc. <F26>                         Kentucky             Lexington, KY         Vehicle Auction

ADESA Missouri, Inc. <F26><F33>                     Missouri             Barnhart, MO          Vehicle Auction

ADESA New Jersey, Inc. <F26>                        New Jersey           Manville, NJ          Vehicle Auction

ADESA New York, Inc. <F26>                          New York             Akron, NY             Vehicle Auction

ADESA Ohio, Inc. <F26>                              Ohio                 Franklin, OH          Vehicle Auction

ADESA Pennsylvania, Inc. <F26>                      Pennsylvania         Mercer, PA            Vehicle Auction

                                      -3-

                                                    State / Province
Name                                                of Organization      Location              Nature of Business
--------------------------------------------------------------------------------------------------------------------------
ADESA Phoenix, LLC <F26><F34>                       New Jersey           Chandler, AZ          Vehicle Auction

ADESA San Antonio, Inc. <F26>                       Texas                San Antonio, TX       Vehicle Auction

ADESA Southern Indiana, Inc. <F24><F26>             Indiana              Columbus, IN          Vehicle Auction

ADESA Texas, Inc. <F26>                             Texas                Austin, TX            Vehicle Auction

ADESA Washington, Inc. <F26><F35>                   Washington           Auburn, WA            Vehicle Auction

ADESA Wisconsin, Inc. <F26>                         Wisconsin            Portage, WI           Vehicle Auction

Auto Dealers Exchange of Concord, Inc. <F26>        Massachusetts        Framingham, MA        Vehicle Auction

Auto Dealers Exchange of Memphis, Inc. <F26>        Tennessee            Memphis, TN           Vehicle Auction

A.D.E. of Knoxville, Inc. <F26>                     Tennessee            Lenoir City, TN       Vehicle Auction

A & H, LLC <F24><F26><F36>                          Delaware             Ocala, FL             Vehicle Auction

ADESA Funding Corporation <F26>                     Indiana              Indianapolis, IN      Dissolved Oct. 2000

Auto Banc Corporation <F26>                         New Jersey           Manville, NJ          Wholesale Vehicle
                                                                                                 Redistributor

A.D.E. Management Company <F26>                     Indiana              Indianapolis, IN      Dissolved Oct. 2000

ADESA Florida, Inc. <F26><F37>                      Florida              Jacksonville, FL      Vehicle Auction

ADESA South Florida, LLC <F24><F38>                 Indiana              Opa-Locka, FL         Vehicle Recovery Services
                                                                                                 Auctions

ADESA Indianapolis, Inc. <F26><F39>                 Indiana              Plainfield, IN        Vehicle Auction

Great Rigs Incorporated <F24><F26><F39>             Indiana              Moody, AL             Vehicle Transport

Automotive Finance Corporation <F26>                Indiana              Indianapolis, IN      Financial Services

AFC AIM Corporation <F40><F41>                      Indiana              Indianapolis, IN      Financial Services

AFC Funding Corporation <F40>                       Indiana              Indianapolis, IN      Financial Services

Automotive Floorplan Corporation <F40>              Indiana              Indianapolis, IN      Financial Services

RAP Co., Inc. <F40>                                 Indiana              Indianapolis, IN      Financial Services

ComSearch, Inc. <F26><F42>                          Rhode Island         E. Providence, RI     Vehicle Recovery Services
                                                                                                 Auctions

Automotive Recovery Services, Inc. <F26><F43>       Indiana              E. Providence, RI     Vehicle Recovery Services
                                                                                                 Auctions

Automotive Finance Canada Inc. <F40>                Ontario              Ottawa, ON            Financial Services

ADESA Properties, Inc. <F26>                        Delaware             Wilmington, DE        Financial Services

ADESA Properties Canada Inc. <F44>                  Delaware             Wilmington, DE        Financial Services

ADESA Automotive Services Corporation <F44>         Nova Scotia          Toronto, ON           Inactive

PAR, Inc. <F26><F45>                                Indiana              Indianapolis, IN      Vehicle Remarketing

ADESA Finance Canada Inc. <F26><F46>                Nova Scotia          Halifax, NS           Financial Services

ADESA Canada Inc. <F26><F46><F47><F48><F49>         Quebec               Montreal, QC          Holding Company

                                      -4-

                                                    State / Province
Name                                                of Organization      Location              Nature of Business
--------------------------------------------------------------------------------------------------------------------------
Bytown Car Carriers Inc. <F50>                      Ontario              Ottawa, ON            Vehicle Transportation

Suburban Auto Parts Inc. <F48><F51>                 Ontario              Stouffville, ON       Vehicle Recovery Services
                                                                                                 Auctions

3095-1115 Quebec Inc. <F50>                         Quebec               St. Eustache, QC      Dissolved May 2000

ADESA Auctions Canada Corporation <F50><F52>        Nova Scotia          Halifax, NS           Vehicle Auctions

ADESA Remarketing Services Inc.<F53>                Ontario              Mississauga, ON       Vehicle Remarketing

ADESA Montreal Inc. <F53>                           Quebec               St. Eustache, QC      Inactive

1109597 Ontario Inc. <F50><F54><F55>                Ontario              Mississauga, ON       Amalgamated

Impact Auto Auctions Ltd. <F47><F48><F50><F54><F55> Ontario              St. Eustache, QC      Amalgamated

714747 Alberta Inc. <F48><F55>                      Alberta              Mississauga, ON       Amalgamated

575795 Alberta Ltd. <F48><F55>                      Alberta              Calgary, AB           Amalgamated

Independent Car Storage & Towing (1980)             Alberta              Calgary, AB           Amalgamated
   (Calgary) Ltd. <F48><F55>

Impact Auto Auction Canada Inc. <F48><F55>          Ontario              Mississauga, ON       Amalgamated

Sudbury Auto Auction Ltd. <F48><F56>                Ontario              Sudbury, ON           Vehicle Recovery Services
                                                                                                 Auctions

Auction Finance Group Ltd. <F25><F57>               Canada               Brampton, ON          Merged

CAAG Auto Auction Holdings Ltd. <F25><F52>          Canada               Brampton, ON          Amalgamated

Loopkey Holdings Ltd. <F25>                         Saskatoon            Regina, SK            Dissolved

CAAG Transport Ltd. <F25><F53>                      British Columbia     Vancouver, BC         Vehicle Transport

504811 NB Ltd. <F25><F53>                           New Brunswick        St. John's, NF        Inactive

CAAG Financial Services Ltd. <F25><F52>             Canada               Edmonton, AB          Amalgamated

Bowman Auction Services Inc. <F25><F52>             Canada               Brampton, ON          Amalgamated

L.G. Vehicle Value Guide Inc. <F25><F52>            Canada               Brampton, ON          Amalgamated

79378 Manitoba Inc. <F25><F53>                      Manitoba             Winnipeg, MB          Holds Auto Dealer License

1271047 Ontario Inc. <F25><F52>                     Ontario              Brampton, ON          Amalgamated

1271048 Ontario Inc. <F25><F52>                     Ontario              Brampton, ON          Amalgamated

CAAG Auto Auction West Ltd. <F25><F52>              Saskatoon            Regina, SK            Amalgamated

Edmonton Auto Auction Inc. <F25><F52>               Alberta              Calgary, AB           Amalgamated

Calgary Auto Auction (1984) Inc. <F25><F52>         Alberta              Calgary, AB           Amalgamated

Canada West Auctioneers & Liquidators               Alberta              Calgary, AB           Dissolved
   Ltd. <F25>

Saskatoon Wholesale Auto Auction                    Saskatoon            Saskatoon, SK         Amalgamated
   Inc. <F25><F52>

CAAG Montreal Auto Auction Ltd. <F25><F52>          Saskatoon            Les Cedres, QC        Amalgamated

                                      -5-

                                                    State / Province
Name                                                of Organization      Location              Nature of Business
--------------------------------------------------------------------------------------------------------------------------
CAAG Land Development Ltd. <F25><F52>               Canada               Brampton, ON          Amalgamated

1115763 Ontario Inc. <F25><F52><F58>                Ontario              Brampton, ON          Amalgamated

3050597 Nova Scotia Limited <F52><F58>              Nova Scotia          Halifax, NS           Amalgamated

ADESA Automotive Services LP <F49><F59><F60>        Ontario              Mississauga, ON       Management Company

3048540 Nova Scotia Company <F26><F49><F59><F60>    Nova Scotia          Halifax, NS           General Partner

3048538 Nova Scotia Company <F26><F49><F59><F60>    Nova Scotia          Halifax, NS           General Partner

Footnotes
-----------------------------------
<F1>   Effective September 1, 2000 Minnesota Power, Inc. was renamed ALLETE.
       Accordingly, other name changes were made. MP&L Capital I was renamed ALLETE Capital I on the same date. MP Automotive Services, Inc. was renamed ALLETE Automotive Services, Inc., MP Water Resources Group, Inc. was renamed ALLETE Water Services, Inc. and MP Real Estate Holdings, Inc. was renamed ALLETE Properties, Inc., all effective October 4, 2000.

<F2>   Subsidiary of ALLETE (legally incorporated as Minnesota Power, Inc.).

<F3>   Subsidiary of RendField Land Company, Inc.

<F4>   Formed effective August 18, 2000, Lakeview Financial Partners LLP.

<F5>   Formed effective February 29, 2000. ALLETE has a 50 percent equity ownership.

<F6>   Subsidiary of Minnesota Power Enterprises, Inc.

<F7>   Synertec, Incorporated has a 24.33 percent equity ownership in NaturTek
       LLC formed effective January 28, 2000.

<F8>   Subsidiary of Upper Minnesota Properties, Inc.

<F9>   Upper Minnesota Properties-Meadowlands, Inc. is a 99.5 percent partner in
       Meadowlands Affordable Housing Limited Partnership.
<F10>  Upper Minnesota Properties-Development, Inc. is a 50 percent partner in
       Blackwater Properties, LLP.

<F11>  Subsidiary of ALLETE Water Services, Inc.

<F12>  Heater Utilities, Inc. is, at the request of the North Carolina Utilities
       Commission, the emergency operator of Mobile Hills Estates and Pine Country Estates. Both are small water utilities in North Carolina.

<F13>  Subsidiary of Heater Utilities, Inc.

<F14>  Subsidiary of Instrumentation Services, Inc.

<F15>  Incorporated effective June 26, 2000.

<F16>  Incorporated effective June 2000.

<F17>  ALLETE Properties, Inc. owns 80 percent of Lehigh Acquisition
       Corporation.

<F18>  Subsidiary of ALLETE Properties, Inc.

<F19>  Subsidiary of Lehigh Acquisition Corporation.

<F20>  Effective August 31, 2000 Lehigh Corporation, Palm Coast Holdings, Inc.
       and Sugarmill Woods Communities, Inc. were merged into Lehigh Corporation. Lehigh Corporation was renamed Florida Landmark Communities, Inc. Subsequently, Lehigh Corporation, Palm Coast Holdings, Inc. and Sugarmill Woods Communities, Inc. were incorporated.

<F21>  Subsidiary of Florida Landmark Communities, Inc.

<F22>  ALLETE Automotive Services, Inc. owns 90 percent of AutoVIN, Inc.

<F23>  Subsidiary of ALLETE Automotive Services, Inc.

<F24>  ADESA Corporation owns 95 percent of Great Rigs Incorporated, 80 percent of ADESA Southern Indiana, Inc., 51 percent of A&H, LLC, 95 percent of ADESA South Florida, LLC and 67 percent of ADESA Canada Inc.

<F25>  Effective June 20, 2000 ADESA Corporation purchased Auction Finance
       Group, Inc. and its subsidiaries as noted.

<F26>  Subsidiary of ADESA Corporation.

<F27>  Incorporated effective August 11, 2000.

<F28>  ADESA Ark-La-Tex, Inc. owns 100 percent of ADESA Ark-La-Tex, LLC which is the auction business in Shreveport, LA.

<F29>  Incorporated effective October 7, 2000.

<F30>  Incorporated effective August 15, 2000.

<F31>  Incorporated effective August 22, 2000.

<F32>  Incorporated effective November 8, 2000.

                                      -6-

--------------------------------------------------------------------------------
<F33>  Formerly ADESA St. Louis, Inc.

<F34>  Incorporated effective August 10, 2000.

<F35>  Incorporated effective August 14, 2000.

<F36>  ADESA Corporation purchased 51 percent of A&H, LLC effective August 31,
       2000.

<F37>  Formerly A.D.E. of Jacksonville, Inc. ADESA Florida, Inc. owns 5 percent of ADESA South Florida, LLC.

<F38>  Subsidiary of ADESA Florida, Inc.

<F39>  ADESA Indianapolis, Inc. owns 5 percent of Great Rigs Incorporated.

<F40>  Subsidiary of Automotive Finance Corporation.

<F41>  Incorporated effective December 14, 2000.

<F42>  Effective January 18, 2001 ADESA Corporation purchased ComSearch, Inc.

<F43>  Incorporated effective December 13, 2000.

<F44>  Subsidiary of ADESA Properties, Inc.

<F45>  PAR, Inc. owns 20 percent of EndTrust Lease End Services, LLC.

<F46>  ADESA Finance Canada Inc. owns 33 percent of ADESA Canada Inc.

<F47>  ADESA Canada Inc. owned 20 percent of Impact Auto Auctions Ltd. until
       1109597 Ontario Inc. was amalgamated into Impact Auto Auctions Ltd. on January 1, 2001.

<F48>  Effective May 31, 2000 ADESA Canada Inc. purchased the remaining 27 percent of Impact Auto Auctions Ltd., its subsidiaries and Suburban Auto Parts Inc.

<F49>  Effective January 1, 2001, 67 percent of ADESA Canada Inc. was transferred from 3048538 Nova Scotia Company and 3048540 Nova Scotia Company to ADESA Automotive Services LP.

<F50>  Subsidiary of ADESA Canada Inc.

<F51>  Subsidiary of Impact Auto Auctions Ltd.

<F52>  On January 2, 2001 noted subsidiaries were amalgamated to form ADESA
       Auctions Canada Corporation.

<F53>  Subsidiary of ADESA Auctions Canada Corporation.

<F54>  1109597 Ontario Inc. owned 80 percent of Impact Auto Auctions Ltd. until it was amalgamated into Impact Auto Auctions Ltd. on January 1, 2001.

<F55>  On January 1, 2001 noted subsidiaries were amalgamated to form Impact
       Auto Auctions Ltd.

<F56>  Impact Auto Auctions Ltd. owns 50 percent of Sudbury Auto Auction Ltd.

<F57>  Effective January 2, 2001 Auction Finance Group Ltd. was merged into
       ADESA Auctions Canada Corporation.

<F58>  115763 Ontario Inc.  exported out of Ontario and continued into Nova
       Scotia as 3050597 Nova Scotia  Limited and was  subsequently  part of the
       amalgamation   on  January  2,  2001  to  form  ADESA   Auctions   Canada
       Corporation.

<F59>  Formed effective December 2000.

<F60>  3048540 Nova Scotia Company and 3048538 Nova Scotia Company own 99
       percent and 1 percent, respectively, of ADESA Automotive Services LP.


2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     CLAIMANT - ALLETE (legally incorporated as Minnesota Power, Inc.)
         Reference is made to Annual Report Form 10-K (File No. 1-3548), filed by the claimant with the Commission on or about February 6, 2001, for the fiscal year ended December 31, 2000, particularly pages 24 through 25, which is hereby incorporated by reference in this statement.

     SUBSIDIARY - Superior  Water,  Light and Power  Company
         Same  reference as under claimant.


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                                                      ELECTRICITY        GAS
          Minnesota Power, Inc.                     11,741,063,409       None
          Superior Water, Light and Power Company     550,996,649      2,302,611

     (b) Number of kWh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          None

     (c) Number of kWh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                                      ELECTRICITY        GAS
          Minnesota Power, Inc.                         959,319          None
          Superior Water, Light and Power Company        None            None

     (d) Number of kWh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each company is organized or at the State line.

                                                      ELECTRICITY        GAS
          Minnesota Power, Inc.                        1,457,026         None
          Superior Water, Light and Power Company     561,370,342     2,310,043

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     Not applicable to Minnesota Power, Inc.

--------------------------------------------------------------------------------

EXHIBITS

[This EXHIBIT A contains confidential information which has been omitted, but filed separately with the Securities and Exchange Commission.]

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 6th day of February 2001.




                                                   ALLETE
                               (legally incorporated as Minnesota Power, Inc.)
                             --------------------------------------------------
                                              (Name of Claimant)

[CORPORATE SEAL]

                             By                  D.G. Gartzke
                                -----------------------------------------------
                                            Senior Vice President -
                                       Finance and Chief Financial Officer


Attest:


         Mark A. Schober
 -------------------------------
           Controller


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

  David G. Gartzke   Senior Vice President - Finance and Chief Financial Officer
  ----------------   -----------------------------------------------------------
       (Name)                                  (Title)



                                     ALLETE
                 (legally incorporated as Minnesota Power, Inc.)
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093
                          ----------------------------
                                    (Address)